UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                   INFORMATION FILED PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              Date: APRIL 24, 2006


                       PACIFIC NORTHWEST PRODUCTIONS INC.
             (Exact name of registrant as specified in its charter)


                                     NEVADA
                 (State or other jurisdiction of incorporation)


                      000-51429                  20-1334845
                (Commission File No.)         (IRS Employer ID)


                         6 YOUYI DONG LU, HAN YUAN 4 LOU
                             XI'AN, SHAANXI PROVINCE
                                  CHINA 710054
              (Address of principal executive offices and zip code)


                                 86-029-82582632
              (Registrant's telephone number, including area code)

      On April 21, 2006, Pacific Northwest Productions Inc. ("Pacific"), entered into and closed a share purchase agreement with Xi'an Tsining Housing Development Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Tsining" or the "Company"), and each of Tsining's shareholders (the "Purchase Agreement"). Pursuant to the Agreement, Pacific acquired all of the issued and outstanding capital stock of Tsining from the Tsining shareholders in exchange for 2,000,000 shares of Pacific common stock.

      Concurrently with the closing of the Purchase Agreement and as a condition thereof, Pacific entered into an agreement with Deljit Bains and Davinder Bains, its executive officers, pursuant to which they each returned 500,000 shares of Pacific common stock to Pacific for cancellation. They were not compensated in any way for the cancellation of their shares of Pacific Common Stock. Upon completion of the foregoing transactions, Pacific had an aggregate of 2,500,000 shares of common stock issued and outstanding. The shares of common stock issued to the shareholders of Tsining were issued in reliance upon the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

      In connection with the acquisition of Tsining on April 21, 2006, each of Deljit Bains and Davinder Bains resigned as officers of Pacific, Deljit Bains resigned as a director of Pacific and the following executive officers of Tsining were appointed as executive officers of Pacific:

Name                                Title
----                                -----

Lu Pingji                           Chief Executive Officer
Xiao Genxiang                       Chief Administrative Officer
Feng Xiaohong                       Chief Operating Officer
Wan Yulong                          Chief Financial Officer
Shi Zhiyong                         Vice President and Chief Legal Counsel
Jing Lu                             Secretary


      The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

      1. There is currently one class of voting securities of Pacific entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 2,500,000 shares of common stock outstanding.

      2. The following table sets forth certain information, as of April 21, 2006 with respect to the beneficial ownership of the Company's outstanding common stock following the acquisition of Tsining by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                                Common Stock                Percentage of
Name of Beneficial Owner (1)                Beneficially Owned (2)         Common Stock (2)
---------------------------------------------------------------------------------------------
Lu Pingji                                                            --                    --
Xiao Genxiang                                                        --                    --
Feng Xiaohong                                                        --                    --
Shi Zhiyong                                                          --                    --
Tong Qiang                                                      540,000                 21.6%
No.88 Jianguo Road,7-2801
Xi'an, P.R.China 710054

Nie Fang                                                        460,000                 18.4%
No.8 Youyi Road, Mingyuan 2223
Xi'an, P.R.China 710054

Liu Pengfei                                                     400,000                 16.0%
No.8 Youyi Road, Mingyuan 2242
Xi'an, P.R.China 710054
---------------------------------------------------------------------------------------------
All officers and directors as a group                                --                    --
(4 persons)

      (1) Except as otherwise indicated, the address of each beneficial owner is c/o Xian Tsining Housing Development Co., Ltd., 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi'An, Shaanxi Province, China 710054.

      (2) Applicable percentage ownership is based on 2,500,000 shares of common stock outstanding as of April 21, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of April 21, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 21, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


      3. There are no arrangements, known to Pacific, including any pledge by any person of securities of Pacific, the operation of which may at a subsequent date result in a change in control of Pacific other than in connection with the share exchange described above.

      4. The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who will acquire control are:

                                        Common Stock              Percentage of
Name of Beneficial Owner (1)        Beneficially Owned (2)      Common Stock (2)
--------------------------------------------------------------------------------
Tong Qiang                                        540,000                  21.6%
Nie Fang                                          460,000                  18.4%
Liu Pengfei                                       400,000                  16.0%

      5. No officer, director or affiliate of Pacific, or any owner of 5% or more of the common stock of Pacific, or any associate of any such officer, director, affiliate or Pacific or security holder is a party adverse to Pacific or has a material interest adverse to Pacific.

      6. The following is the business experience during the past five years of each director and executive officer and each director nominee.

CURRENT DIRECTOR

      Davinder Bains was the Secretary, Chief Financial Officer, Principal Accounting Officer and a Director of Pacific since inception. Mr. Bains is currently a director but will resign on or about the 10th day after the filing of this Form 14(f). He graduated from Douglas College (New Westminster, British Columbia) with a Diploma in Administrative Management & General Business in 1996. From October 1996 until November 1998, Davinder worked for Corporatel West in British Columbia, Canada, as a telephone reservations agent for Tourism British Columbia. His responsibilities included handling reservations and telephone queries for vacationers and travel wholesalers. In November 1998 Davinder moved to RBC (Royal Bank of Canada) Visa where he was a Customer Service Agent handling telephone queries from RBC Visa clients. From April 2001 to the present, he is an Investigations Agent for the Royal Bank of Canada (the chartered bank of RBC Visa).

DIRECTOR NOMINEES AND OFFICERS

LU PINGJI, CHAIRMAN OF THE BOARD AND CEO

      Mr. Lu Pingji, age 55, has served as the Chairman of the Board of Directors since joining Tsing in September 1999. Mr. Pingji was appointed a director of Pacific on April 21, 2006. From February 1968 to December 1999, Mr. Lu held various positions in the Chinese military , including soldier, director of barrack administration, supervisor, and Senior Colonel. Mr. Lu is member of the Enterprise Credit Association of Shaanxi Province. Mr. Lu was graduated from Xi'an Army College with a major in architectural engineering.

XIAO GENXIANG, CHIEF ADMINISTRATIVE OFFICER AND DIRECTOR

      Mr. Xiao Genxiang, the Chief Administrative Officer age 43, of Tsining, joined Tsining and became CAO and Board Member in September 1999. Mr. Xiao received an M.B.A from Xi'an Jiaotong University in 2001.

FENG XIAOHONG, CHIEF OPERATING OFFICER AND DIRECTOR

      Mr. Feng Xiaohong, Chief Operating Officer, age 41, joined Tsining and became COO and Board Member since joining the company in January 2003. From June 1996 to December 2002, Mr. Feng was general manager and president of Xi'an Honghua Industry, Inc. He is member of the China Architecture Association, vice-president of Shaanxi Province Real Estate Association, and vice director of Xi'an Decoration Association. Mr. Feng received an M.S. of Architecture Science from Xi'an Architecture &Technology University in 1990.

SHI ZHIYONG, VICE PRESIDENT, CHIEF LEGAL COUNSEL AND DIRECTOR

      Mr. Shi Zhiyong Vice President and Chief Legal Counsel, age 45, joined Tsining and became Chief Legal Counsel and Board Member in March 2004. From December 1985 to February 2004, Mr. Shi was vice professor of Shaanxi Politico-Legality Management Cadre Institute. Mr. Shi is certificated registered attorney.

WAN YULONG, CHIEF FINANCIAL OFFICER

      Mr. Wan Yulong, age 43, has been Chief Financial Officer of the Company since joining in June 2003. From July 1999 to May 2003, Mr. Wan was CFO of Xi'an Royal Hotel. From September 1996 to July 1999, Mr. Wan was working for Xi'an Huadi Accountant Office. From January 1993 to September 1995, Mr. Wan was director of finance and vice president of Xi'an Minerals Development Company. From August 1984 to December 1993, Mr. Wan was the financial director of Northwest Geological Company of National Architecture-Mineral Bureau. Mr. Wan is a CPA, and director of the Accountant Association of Shaanxi Foreign Investment Corporations. Mr. Wan received an M.B.A from Xi'an Jiaotong University in 2000.

      7. Pacific has not been a party to any transaction since the beginning of Pacific's fiscal year nor is Pacific a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of Pacific's common stock and any member of the immediate family of any of the foregoing other than as described above.

      8. None of the following have been or are currently indebted to Pacific since the beginning of Pacific's last fiscal year: any director of executive officer of Pacific; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

      9. Compliance with Section 16(a) of the Securities Exchange Act of 1934 -
Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Pacific with copies of all Securities 16(a) forms they filed. Based on a review, Pacific's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission as required.

      10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Pacific have had any of the relationships described in Item 404(b) of Reg. S-K.

      11. Pacific does not have any Board committees. There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

      12. The following table sets forth the compensation paid to Pacific's officers during fiscal 2005 company inception July 6, 2004 (our only year of operation). This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL               LONG TERM COMPENSATION
                                 COMPENSATION



                                                                            AWARDS                    PAYOUTS
                                                                                                                   ALL
NAME AND PRINCIPAL             YEAR   SALARY      BONUS        OTHER      RESTRICTED   SECURITIES                 OTHER
POSITION                                                      ANNUAL        STOCK      UNDERLYING      LTIP      COMPEN -
                                        ($)        ($)     COMPENSATION    AWARD(S)   OPTIONS/SARS    PAYOUTS   SATION ($)
                                                                ($)          ($)           (#)          ($)
--------------------------------------------------------------------------------------------------------------------------

Deljit Bains, President and    2005     Nil        Nil          Nil          Nil           Nil          Nil        Nil
Chief Executive Officer,
Treasurer and Director


OPTION GRANTS IN LAST FISCAL YEAR

      Pacific does not have an option plan and we did not grant any options to purchase our common stock during the year ended December 31, 2005.


LONG TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

      Pacific does not have any long term incentive plans.


BENEFIT PLANS

      Pacific does not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.


INDEMNIFICATION

      Pursuant to the Articles of Incorporation and Bylaws of the corporation, Pacific may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Pacific's best interest. In certain cases, Pacific may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Pacific must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

      Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Pacific is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Northwest Productions Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

      DATED: April 24, 2006

                                              PACIFIC NORTHWEST PRODUCTIONS INC.

                                              By:  /s/ LU PINGJI
                                                   -----------------------
                                                   Lu Pingji,
                                                   Chief Executive Officer